SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.4)

                            Kenan Transport Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    488539107
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement:[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d 7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 7 Pages

CUSIP No. 488539107   13G     Page 2 of 7 Pages



  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Quest Advisory Corp.    13-2579297
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [X]

                                                (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


  NUMBER OF        5  SOLE VOTING POWER
    SHARES           178,670
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          178,670
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

  178,670

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.48%

 12  TYPE OF REPORTING PERSON*
     IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 488539107   13G     Page 3 of 7 Pages
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles M. Royce    ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES        See Item 2(a) of attached schedule
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING       See Item 2(a) of attached schedule
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      See Item 2(a) of attached schedule
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      See Item 2(a) of attached schedule

  12  TYPE OF REPORTING PERSON*
      IN

CUSIP No. 488539107   13G     Page 4 of 7 Pages
Item 1(a)    Name of Issuer:

      Kenan Transport Company

Item 1(b)    Address of Issuer's Principal Executive Offices:

Secretary of the Company
University Square-West
134 W. Franklin Street
P.O. Box 2729
Chapel Hill, NC   27515

Item 2(a)    Name of Persons Filing:

     Quest Advisory Corp. ("Quest") and Charles M. Royce.  Mr.
Royce may be deemed to be a controlling person of Quest and as such may be deemed to beneficially own the shares of Common Stock of Kenan Transport Company beneficially owned by Quest. Mr. Royce does not own any shares outside of Quest, and disclaims beneficial ownership of the shares held by Quest.

Item 2(b)    Address of Principal Business Office of each is:

     1414 Avenue of the Americas, New York, NY  10019

Item 2(c)    Citizenship:

     Quest is a New York Corporation, and Mr. Royce is a citizen of the U.S.A.
Item 2(d)    Title of Class of Securities:

     Common Stock
Item 2(e)    CUSIP Number:

     488539107

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
             Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g) [ ] Parent Holding Company
     (h) [X] Group

CUSIP No. 488539107   13G     Page 5 of 7 Pages

 Item 4  Ownership

     (a) Amount Beneficially Owned
          Quest:       178,670

     (b) Percent of Class:
          Quest:       7.48%

     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                 Quest        178,670

         (ii)    shared power to vote or to direct the vote
                                 Quest   __________

        (iii)    sole power to dispose or to direct the disposition
                 of                   Quest      178,670

         (iv)    shared power to dispose or to direct the
                 disposition of           Quest   __________

See item 2(a) above for information relating to the beneficial ownership of Mr. Royce.

Item 5   Ownership of Five Percent or Less of a Class. (       )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person.

             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

     This filing is on behalf of Quest and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Quest is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 488539107   13G     Page 6 of 7 Pages

Item 10  Certification.

 By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Exhibits 1. Agreement to file Schedule 13G jointly.


                                   Signature

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February 14, 1996

Quest Advisory Corp.

By: W. Whitney George                  Susan I.Grant atty - in - fact
   Signature                         Charles M. Royce

CUSIP No. 488539107   13G     Page 7 of 7 Pages
                                    Exhibit 1
                                    AGREEMENT

     AGREEMENT dated as of February 14, 1996 between Quest Advisory Corp. ("Quest"), a New York corporation, and
Charles M. Royce.

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Kenan Transport Company to which this is attached as Exhibit 1 is filed on behalf of Quest and Mr. Royce.

     2. Each of Quest and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                     QUEST ADVISORY CORP.

                     By: W. Whitney George


                     Susan I. Grant atty-in-fact
                         Charles  M. Royce